# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida (FL), 32827
Date of event which requires filing of this statement: 10/02/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001852062

## Reporting persons
- Adam Fisher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,366,739; sole dispositive power 0; shared dispositive power 4,366,739; aggregate amount beneficially owned 4,366,739 (6.2% of the class)
  Comment: See Item 4.
- COMMONWEALTH ASSET MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,529,836; sole dispositive power 0; shared dispositive power 1,529,836; aggregate amount beneficially owned 1,529,836 (2.3% of the class)
  Comment: See Item 4.
- Commonwealth Asset Management Global Macro Master Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,529,836; sole dispositive power 0; shared dispositive power 1,529,836; aggregate amount beneficially owned 1,529,836 (2.3% of the class)
  Comment: See Item 4.
- ABF Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,836,903; sole dispositive power 0; shared dispositive power 2,836,903; aggregate amount beneficially owned 2,836,903 (4% of the class)
  Comment: See Item 4.
- AFT Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,836,903; sole dispositive power 0; shared dispositive power 2,836,903; aggregate amount beneficially owned 2,836,903 (4% of the class)
  Comment: See Item 4.

## Item 1. Issuer
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 Tavistock Lakes Blvd, Suite 400, Orlando, Florida, 32827

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following reporting persons (collectively, "Reporting Persons"):

(i) Adam Fisher ("Mr. Fisher");

(ii) Commonwealth Asset Management LP ("CWAM LP");

(iii) Commonwealth Asset Management Global Macro Master Fund Ltd. ("CWAM Fund");

(iv) ABF Manager LLC ("ABF"); and

(v) AFT Investments LLC ("AFT").

This statement relates to securities held directly by CWAM Fund and AFT. Mr. Fisher is the Founder and Chief Investment Officer of CWAM LP, which is the investment manager of CWAM Fund. Mr. Fisher is also the sole member of ABF, which is the non-member manager of AFT. In such capacities, Mr. Fisher may be deemed the indirect beneficial owner of securities held directly by CWAM Fund and AFT. Mr. Fisher disclaims beneficial ownership, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), over the securities held directly by AFT, and the filing of this statement shall not be construed as an admission that Mr. Fisher is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the securities held directly by AFT.
Address of principal business office or, if none, residence: 11755 Wilshire Boulevard, Suite 2320, Los Angeles, California 90025
Citizenship: Mr. Fisher is a citizen of the United States of America. CWAM LP is a Delaware limited partnership. CWAM Fund is a Cayman Islands exempted company. Each of ABF and AFT is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, Mr. Fisher may be deemed the beneficial owner of 4,366,739 shares of Common Stock, consisting of (i) 1,529,836 shares of Common Stock held directly by CWAM Fund, (ii) 249,572 shares of Common Stock held directly by AFT, and (iii) 2,587,331 shares of Common Stock AFT has the right to acquire upon exercise of warrants ("Warrants"). Mr. Fisher disclaims beneficial ownership, as such term is defined in Rule 13d-3 under the Exchange Act, over the securities held directly by AFT.

Prior to the date hereof, on October 2, 2024, Learn CW Investment Corporation consummated its initial business combination with the Issuer, at which time CWAM LC Sponsor LLC acquired (i) 2,724,344 shares of Common Stock, which amount included 2,224,866 shares of Common Stock subject to vesting, which vesting occurred with respect to 344,866 shares on January 7, 2025, and with respect to 1,880,000 shares on November 15, 2024, and (ii) 7,531,000 Warrants. ABF was the non-member manager of CWAM LC Sponsor LLC. Accordingly, Mr. Fisher may have been deemed the indirect beneficial owner of the shares of Common Stock beneficially owned by CWAM LC Sponsor LLC. On March 11, 2025, CWAM LC Sponsor LLC effected an in-kind distribution of its shares of Common Stock and Warrants. In connection therewith, AFT received 249,572 shares of Common Stock and 2,587,331 Warrants.

Also on October 2, 2024, CWAM Fund acquired 750,000 shares of the Issuer's Series B Preferred Stock in a private placement. The Series B Preferred Stock was convertible into shares of Common Stock at a conversion rate equal to $10.00 divided by the lesser of (i) $12.00 or (ii) the Reset Conversion Price, which meant the greater of (a) $5.00 and (b) the 10-trading day volume-weighted average closing price of the Common Stock. On April 18, 2025, CWAM Fund converted its 764,918 shares of Series B Preferred Stock (which accounts for dividends earned in kind) into 1,529,836 shares of Common Stock.

Accordingly, on October 2, 2024, Mr. Fisher may have been deemed the beneficial owner of 11,005,344 shares of Common Stock, consisting of (i) 2,724,344 shares of Common Stock held directly by CWAM LC Sponsor LLC, (ii) 7,531,000 shares of Common Stock CWAM LC Sponsor LLC had the right to acquire upon exercise of Warrants, and (iii) 750,000 shares of Common Stock obtainable upon conversion of Series B Preferred Stock held directly by CWAM Fund.
Percent of class:
As of the date hereof, Mr. Fisher may be deemed the beneficial owner of approximately 6.2% of the shares of Common Stock outstanding, consisting of (i) approximately 2.3% of the shares of Common Stock outstanding for the shares of Common Stock held directly by CWAM Fund, and (ii) approximately 4.0% of the shares of Common Stock outstanding for the shares of Common Stock and Warrants held directly by AFT. Mr. Fisher disclaims beneficial ownership, as such term is defined in Rule 13d-3 under the Exchange Act, over the securities held directly by AFT.

These percentages are based on (i) 67,743,847 shares of Common Stock outstanding as of December 22, 2025, as reported in the Issuer's registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission (the "Commission") on December 23, 2025, and, for purposes of calculating the percentage for each of AFT and Mr. Fisher, (ii) 2,587,331 shares of Common Stock AFT has the right to acquire upon exercise of Warrants, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

As of October 2, 2024, Mr. Fisher may have been deemed the beneficial owner of approximately 19.0% of the shares of Common Stock outstanding, consisting of (i) approximately 18.0% of the shares of Common Stock outstanding for the shares of Common Stock and Warrants held directly by CWAM LC Sponsor LLC, and (ii) approximately 1.5% of the shares of Common Stock outstanding for the Series B Preferred Stock held directly by CWAM Fund.

These percentages are based on 49,522,673 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer's registration statement on Form S-1 filed with the Commission on November 4, 2024, plus, (i) for purposes of calculating the percentage for each of CWAM LC Sponsor LLC and Mr. Fisher, 7,531,000 shares of Common Stock CWAM LC Sponsor LLC had the right to acquire upon exercise of Warrants, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, and (ii) for purposes of calculating the percentage for each of CWAM Fund and Mr. Fisher, approximately 750,000 shares of Common Stock CWAM Fund had the right to acquire upon conversion of Series B Preferred Stock, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote:
Mr. Fisher: 0
CWAM LP: 0
CWAM Fund: 0
ABF: 0
AFT: 0
Shared power to vote or to direct the vote:
Mr. Fisher: 4,366,739
CWAM LP: 1,529,836
CWAM Fund: 1,529,836
ABF: 2,836,903
AFT: 2,836,903
Sole power to dispose or to direct the disposition:
Mr. Fisher: 0
CWAM LP: 0
CWAM Fund: 0
ABF: 0
AFT: 0
Shared power to dispose or to direct the disposition:
Mr. Fisher: 4,366,739
CWAM LP: 1,529,836
CWAM Fund: 1,529,836
ABF: 2,836,903
AFT: 2,836,903

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Adam Fisher: /s/ Adam Fisher, Adam Fisher (01/12/2026)
- COMMONWEALTH ASSET MANAGEMENT LP: /s/ Oliver Walters, Oliver Walters, Chief Operating Officer (01/12/2026)
- Commonwealth Asset Management Global Macro Master Fund Ltd.: /s/ Oliver Walters, Oliver Walters, Director (01/12/2026)
- ABF Manager LLC: /s/ Jonathan R. Gilbert, Jonathan R. Gilbert, Manager (01/12/2026)
- AFT Investments LLC: /s/ Jonathan R. Gilbert, Jonathan R. Gilbert, Manager of its non-member manager (01/12/2026)